I love you guys because you put more thought into the financial reality of a working person in this city. The ability to put our account on hold, to choose package sizes, to even pay weekly - makes this option much more doable.
Liz Andrew
lizagnesandrew@gmail.com

Nextdoorganics is the most convenient, least expensive CSA option I've found. Their smaller packages are perfect for someone single like me. Plus I pick it up around the corner from my apartment - what more could I ask for?
Morgan Bookheimer
mtb2142@tc.columbia.edu

Not only is the main Hub incredibly accessible, the employees and volunteers are always so friendly to me and my dog when we pick up our grub. I've only been a member a few weeks, but I've already become a major convert. I go on and on to my friends and family about how fun it is to receive a guilt free bundle of fresh produce each week that is always delicious and unique. I get so excited opening my bag when I get home and pulling out each item, sometimes having to google what they are and how to cook them because I've never seen them before! Not only is the produce always fresh and fun, but so are the small batch items, the pantry package AND the snack bundles (that popcorn tho!) My boyfriend, my dog and I are so happy with Nextdoorganics - I'm not sure how we did it before you guys!
Hollis Maloney
hollismm@gmail.com

I participate in a CSA because I like to experiment with cooking, and it challenges me to work with vegetables that I wouldn't think to purchase from my local grocery store. I choose Nexdoorganics because they're reliable, affordable, flexible and they deliver directly to my house.
Timothy M Nye
tmn227@nyu.edu

Nextdoorganics is fantastic! It's convenient, affordable, and exciting. I love getting to try different fruits and vegetables each week knowing they are the freshest in season. Pickup days have become a weekly highlight! Honestly, LOVE YOU GUYS!
Scott Dennis
scottiedennis@gmail.com

I love the freshness of the vegetables and the high vibrational foods. I love trying new and exciting things. It keeps our family healthier!
Lynn Verlayne
lverlayne@gmail.com

I love the perfectly balanced variety that NDO offers. I've done CSA's in the past and it's been all squash, or all onions, or all greens. NDO knows how to balance weekly produce. Plus, everything is always high quality and clearly picked/packaged at the right time.
Abby Baker
aboette@gmail.com

I love Nextdoorganics because it gives me convenient access to the best quality produce from local farmers that I can trust. It also challenges me to find creative ways to cook and eat a medley of colorful vegetables on a regular basis!
Selina Ang
selina.ang@gmail.com

What is there not to love? Fresh organic goodies delivered on my doorstep in a timely manner by courteous people. You guys rock. I am bragging to all my friends about it and hope you expand and proliferate so all New Yorkers get to benefit from this gem.
Tata Traore-Rogers
tatahunter@gmail.com

why nextdoorganics? fresh ingredients, food variety, local artisans, great people, delivery to my door when I am not home, when I am traveling no waste of produce, I can put on hold, nextdoorganics: agile, innovative, smart. i eat better
Lauren Moores
lmoores@gmail.com

I love how you help me explore the NYC food community by working with local vendors; I am now obsessed with the Kali hot sauce, and I am genuinely looking forward to Winter deliveries to see what else you find. I also value your commitment to your employees!
Kylie (Sevika) Hudgens
sevika.kylie@gmail.com

I love the accessibility of farm to table food. I love the range of product, the well organized process and the ability to buy small packages. Being able to cancel or put a membership on hold at any time is also very helpful and considerate.
Monica Salazar
monica7salazar@gmail.com

I love Nexdoorganics for the following reasons: It is convenient. I researched many different CSA's and this was the only one that allowed you to pay as you go, pause (for vacation) or cancel at any time, tell them your food allergies for substitutions and offered the to option to add on things each week. It's almost like you can shop online at a farmers market! The quality is very good. I've done other online food ordering. This is the best one I have found and they also give interesting foods to try (I do the Medium+ package). The price is right. I regularly shop at the farmers market at union square as well as a few in Brooklyn. The prices are the same or better with Nextdoorganics. If you want to dip your feet into the CSA market this is the place to

do it. If you don't want the long term commitment of a CSA this is the place for you. If you want the freedom to add, change etc. this is the place for you.
Jennifer LaPorta
jenniferlaporta@mac.com

I love Nextdoorganics because of the variety in the CSA package and the convenience of the subscription. I like being billed on a weekly basis, and the ability to be able to hold my subscription if I'm out of town or don't need groceries.
Kathy Ha
kathy.s.ha@gmail.com

Nextdoorganics gives me access to fresh, delicious foods grown in my community. I love picking up my share in my favorite neighborhood venue. The opportunity to change my pickup location, add items, or put my account on hold while I'm traveling gives me the flexibility to eat healthy on my own schedule.
Ksenya Malina
kmalina5@gmail.com

I've gotten so used to your products that I don't think I can just go to the store and buy anything I can't trust.
Joanna Such
suchjoanna@gmail.com

I have had a wonderful time utilizing your services and feel so lucky to live in the neighborhood. Good luck and keep up the great work! I really do feel like you guys changed my life for the better!
Carrie Schaff
carrielschaff@gmail.com